Internal Rules on Insiders' Trading in Share and Bonds (Insider Rules)

1.Introduction
1.1Novo Nordisk’s B shares are listed on Nasdaq Copenhagen and its ADRs are listed on NYSE, while its Bonds are listed on Euronext Dublin.

1.2The purpose of these internal rules is inter alia to ensure that no insider trading, Market Manipulation or speculation takes place.

1.3The rules apply to General Insiders and Ad Hoc Insiders (“Insiders”).

1.4Additionally, the Board of Directors and the Executive Management of Novo Nordisk (and their respective Associated Persons) are subject to a special disclosure obligation regarding transactions conducted for their own account relating to Shares and Bonds.This disclosure obligation is regulated in a separate set of internal rules.1

1.5Definitions used in these internal rules are set out in Schedule I. Examples of Material News are set out in Schedule II.

2.Prohibition against insider trading
2.1Purchase, sale or recommendation to buy or sell Shares or Bonds - for its own account or for the account of a third party, directly or indirectly - to which that information relates may not be performed by any person in possession of Material News.

2.2The prohibition against insider trading does not apply to buying or selling of Shares or Bonds where the transaction is carried out in the discharge of an obligation that has become due in good faith and not to circumvent the prohibition against insider dealing and (a) that obligation results from an order placed or an agreement concluded before the person concerned possessed Material News or (b) the transaction is carried out to satisfy a legal or regulatory obligation that arose, before the person concerned possessed Material News.

2.3In addition, the members of the Board of Directors and Executive Management may not trade in Shares during a black-out period (e.g. when changing pension provider) under US pension plans established by Novo Nordisk for its Employees (e.g. US 401k pension plan).

3.Prohibition against Market Manipulation and speculation
3.1Market Manipulation or attempts at such manipulation is in general prohibited and Insiders are also prohibited from engaging in speculative transactions involving Shares or Bonds.

4.Trading Window
4.1Insiders may only buy, sell and subscribe for Shares or Bonds for their own or any third party’s account in an open Trading Window.

4.2Regardless of whether the Trading Window is open in accordance with section 4.1, or whether permission has been granted pursuant to section 4.3, the general prohibition against insider trading applies if the person in question is in possession of Material News.

4.3Buying, selling and subscribing for Shares or Bonds may not take place outside an open Trading Window, unless the Chairman of the Disclosure Committee approves the transaction in advance and in writing. Permission will only be granted if special circumstances exist and will as a main rule only be granted in situations where a right is exercisable within a time limit on which the holder of the right has no influence, for example (i) the subscription for employee shares, (ii) exercise or sale of subscription rights, (iii) exercise of warrants, share options etc., (iv) acceptance of acquisition offers, (v) exercise of pre-emption rights or obligations, or (vi) similar special cases.

5.Prohibition on trading in shares in companies outside the Novo Nordisk Group
5.1Insiders who have information not known to the general public, obtained through their work in the Novo Nordisk Group and which, if it was made public, would be likely to have a significant effect on the price of the shares in companies outside the Novo Nordisk Group, or other confidential information, are prohibited from using such information to trade, or recommend or induce other persons to trade, shares in companies outside the Novo Nordisk Group for their own or a third party’s account.

5.2The prohibition on trading in shares in companies outside the Novo Nordisk Group applies irrespective of whether the Trading Window is open in accordance with section 4.

1 Internal Rules on Notification of Trading in Shares made by Board Members and Executives.

Exhibit 11.1 2025 - Novo Nordisk

6.Sanctions
6.1A violation of the prohibitions set out above may be punishable by a fine or – depending on the circumstances – imprisonment.

6.2A violation of the provisions in these rules may furthermore have employment consequences in the form of a warning and, in aggravated cases, dismissal without notice, and Novo Nordisk may have to report such violation to the DFSA and/or report the Employee or member of Management to the police.

6.3In addition, a violation can result in sanctions against Novo Nordisk.

7.Schedule
7.1The ‘Terms and Definitions re Material News and Insiders’ Trading’ dated 26 October 2023 is deemed to be an integral part of these Rules. The Terms and Definitions include

•Schedule I – Terms and definitions

•Schedule II – Material News

•Schedule III – Specific disclosure requirements

•Schedule IV – Trading details to be provided by PDMRs

8.Governing Law
8.1These Rules shall be governed by and be construed in accordance with the laws of Denmark. Any dispute arising in connection with these Rules shall be submitted to the exclusive jurisdiction of the competent court in Denmark.

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These rules have been adopted by the Disclosure Committee on 26 October 2023 with effect from 30 October 2023.

Internal Rules on Notification of Trading in Shares made by Board Members and Executives (PDMR notification rules)

1.Introduction
1.1Novo Nordisk’s B shares are listed on Nasdaq Copenhagen and its ADRs are listed on NYSE, while its Bonds are listed on Euronext Dublin.

1.2The purpose of these internal rules is to ensure that members of the Board of Directors and the Executive Management of Novo Nordisk and their Associated Persons disclose trading in Shares to the Danish Financial Supervisory Authority (“DFSA”).

1.3Board members and executives are obliged to ensure that their spouse/cohabitant and other related persons are informed about the existence of these rules and their significance as well as applicable disclosure requirements.

1.4Definitions used in these internal rules are set out in Schedule I.

2.Background
2.1Board members and executives and their Associated Persons must electronically notify the DFSA and Novo Nordisk of trading in Shares conducted for their own account. The notification must be made immediately and if special circumstances apply no later than two business days after the transaction.

2.2Board members and executives are obliged to ensure that their Associated Persons are familiar with the fact that they shall notify the DFSA and the relevant board member/executive of trading conducted for their own account relating to Shares immediately and if special circumstances apply no later than two business days after each such trading.

2.3All trades in Shares must be reported, including:

a.purchases, sales, and share loans,
b.advancements on inheritance and gifts,
c.transfers for security purposes (e.g. pledges),
d.grants, allotments or delivery of Shares or share options to executives, including Shares delivered to executives upon vesting of any such instruments, and

Exhibit 11.1 2025 - Novo Nordisk

e.exercise of a previously allotted share option, regardless of whether this option is exercised by purchasing Shares or by balance settlement.

3.Notification procedures
3.1Novo Nordisk will arrange for notification to the DFSA on behalf of the board member/executive and their Associated Persons. Accordingly, the board member/executive must notify Novo Nordisk about trading, including trading by Associated Persons, immediately after the trading. The notification shall, to the extent possible, be received by Novo Nordisk the same day as the relevant transaction has been conducted, and if special circumstances apply in sufficient time to enable Novo Nordisk to file with the DFSA on behalf of the board member/executive and their Associated Persons within the deadline of two business days after the trading. The notification to Novo Nordisk must contain the trading details set out in Schedule IV and be directed to the mailbox “Tradereport”.

3.2By notifying Novo Nordisk of trading subject to notification to the DFSA, the board member/executive and their Associated Persons authorises Novo Nordisk to file the trading with the DFSA on behalf of the board member/executive and their Associated Persons. Each individual transaction carried out by the board member/executive and their Associated Persons must be reported to Novo Nordisk.

3.3Board members and executives and their Associated Persons shall each sign a power of attorney prepared by Corporate Legal at the first ordinary board meeting following the annual general meeting, or in connection with the first time a board member/executive gives notification to Novo Nordisk of trading, if earlier.

4.Publication of trading in Shares
4.1Notifications of trading received by Novo Nordisk from a board member/executive, including trading by Associated Persons, will be published by Novo Nordisk via Nasdaq Copenhagen as soon as possible following the receipt of the notification and simultaneously with the communication to be made to the DFSA.

5.Other reporting obligation
5.1A board member/executive shall upon election and appointment inform Novo Nordisk of the size of the board member’s/executive’s direct and indirect holding(s) of Shares. Any subsequent transactions in respect of Shares shall be reported in accordance with the provisions herein.

6.Bonds
6.1The principles referred to above shall also apply with the necessary modifications (mutatis mutandis) to trading in Bonds. If Bonds are issued by a subsidiary of Novo Nordisk, the above shall also apply with the necessary modifications (mutatis mutandis) to trading in Bonds by the management of the subsidiary.

7.Sanctions
7.1Any violation of the rules on notification and disclosure of relevant information regarding trading in Shares made by a board member/ executive and their Associated Persons is punishable by fine pursuant to MAR.

8.Schedule
8.1The ‘Terms and Definitions re Material News and Insiders’ Trading’ dated 26 October 2023 is deemed to be an integral part of these Rules. The Terms and Definitions include

•Schedule I – Terms and definitions

•Schedule II – Material News

•Schedule III – Specific disclosure requirements

•Schedule IV – Trading details to be provided by PDMRs

9.Governing Law
9.1These Rules shall be governed by and be construed in accordance with the laws of Denmark. Any dispute arising in connection with these Rules shall be submitted to the exclusive jurisdiction of the competent court in Denmark.

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These rules have been adopted by the Disclosure Committee on 26 October 2023 with effect from 30 October 2023.

Exhibit 11.1 2025 - Novo Nordisk

Internal Rules on Trading in Own Share and Bonds

1.Introduction
1.1Novo Nordisk’s B shares are listed on Nasdaq Copenhagen and its ADRs are listed on NYSE, while its Bonds are listed on Euronext Dublin.

1.2The purpose of these internal rules is to ensure that no insider trading and Market Manipulation by Novo Nordisk take place and to ensure that Novo Nordisk fulfils its disclosure requirements in relation to trading in its Shares and the Bonds, respectively.
1.3These internal rules shall apply to all companies in the Novo Nordisk Group.

1.4Definitions used in these internal rules are set out in Schedule I. Examples of Material News are set out in Schedule II.

2.Prohibition against insider trading and Market Manipulation
2.1Novo Nordisk is prohibited from trading in Shares and the Bonds, respectively, if the Novo Nordisk Group is in possession of Material News.

2.2The prohibition against insider trading does not apply to buying and selling Shares and the Bonds, respectively, conducted in the discharge of an obligation, provided that the obligation has become due at the time of the transaction, and where that said obligation results from an agreement concluded before the person concerned came into possession of Material News.

2.3Trading in treasury shares under buy-back programmes or trading in Shares and the Bonds, respectively, as part of the stabilisation of the price of a Share carried out in accordance with the Safe Harbour Rules is not subject to the prohibition against insider trading or Market Manipulation.

2.4Market Manipulation or attempts at such manipulation must not take place.

3.Ban on trading in Shares
3.1Regardless of whether a company within the Novo Nordisk Group would otherwise be entitled to purchase or sell Shares, such company shall not for its own or a third party’s account trade in Shares during the 15 trading days prior to publication of the Company’s interim report or announcement of annual results.

3.2The Disclosure Committee may decide to derogate from the provisions of sections 3.1 and 4.2, (i) in special cases where this may be necessary in order to avoid significant or threatening damage to the Company; (ii) in connection with general share buy-back programmes if the buy-back is not based on Material News of which disclosure has been postponed; (iii) in connection with the exercise of options programmes; or (iv) in similar cases where the time of purchase or sale has been fixed in advance. However, trading in Novo Nordisk’s Shares may never take place immediately prior to publication of Novo Nordisk’s interim reports or announcement of annual results.

3.3Despite the ban on trading in own shares, Novo Nordisk may continue a buy-back programme, if the programme complies with the Safe Harbour Rules.

4.Procedure in connection with trading in own shares
4.1Trading in own shares by the Company and its subsidiaries shall only be effected if prior consent has been given by the Disclosure Committee and the trading is not based on Material News of which disclosure has been postponed. This shall apply if Novo Nordisk for example wants to

1.Initiate a general buy-back programme.
2.Continue a general buy-back programme after ordinary suspension.
3.Continue a general buy-back programme after extraordinary suspension.
4.Grant share options.
5.Execute an employee Share programme.
6.Purchase Shares from an identified seller.

4.2A general buy-back programme, handled by one or more investment bankers, shall as far as possible only be established in the period from the publication of the preliminary announcement of the annual results and the interim reports up to and including the 15th calendar day after publication, and in any event only if the Disclosure Committee has stated that the buy-back programme is not based on Material News of which disclosure has been postponed.

5.Disclosure requirements in connection with purchase and sale of own shares
5.1If Novo Nordisk acquires or sells own shares, whereby Novo Nordisk’s holding of own shares reaches, exceeds or falls to less than 5%, 10%, 15%, 20%, 25%, 1/3, 50%, 2/3 or 90% of the voting rights or the share capital in the Company, the Company shall immediately publish an announcement describing the transaction and holdings after the transaction.

Exhibit 11.1 2025 - Novo Nordisk

5.2When calculating Novo Nordisk’s holding of own shares, Shares that are owned by Novo Nordisk’s subsidiaries shall also be included. Acquisitions and sales include acquisitions and sales transacted by Novo Nordisk itself as well as acquisitions and sales that other persons transact in their own name but for the account of Novo Nordisk.

5.3In addition to disclosing the holding, Novo Nordisk is obliged to simultaneously notify the Danish Financial Supervisory Authority (“DFSA”) pursuant to the rules for filing of major shareholder notifications.

5.4If the purchase of own shares takes place under the Safe Harbour Rules, Novo Nordisk shall in addition give notification pursuant to such rules. Moreover, Novo Nordisk must adhere to the publication requirements issued by the US SEC.

6.Trading in Bonds
6.1In case it is contemplated to trade in Bonds, the Disclosure Committee shall sign off to ensure that it is carried out in a compliant manner.

7.Sanctions
7.1A violation of the prohibitions against insider trading and Price Manipulation as described above may be punishable by a fine or – depending on the circumstances – imprisonment.

7.2A violation of the provisions in these rules may furthermore have employment consequences in the form of a warning and, in aggravated cases, dismissal without notice, and Novo Nordisk may have to report such violation to the DFSA and/or report the Employee or member of Management to the police.

7.3In addition, a violation can result in sanctions against Novo Nordisk.

8.Schedule
8.1The ‘Terms and Definitions re Material News and Insiders’ Trading’ dated 26 October 2023 is deemed to be an integral part of these Rules. The Terms and Definitions include

•Schedule I – Terms and definitions

•Schedule II – Material News

•Schedule III – Specific disclosure requirements

•Schedule IV – Trading details to be provided by PDMRs

9.Governing Law
9.1These Rules shall be governed by and be construed in accordance with the laws of Denmark. Any dispute arising in connection with these Rules shall be submitted to the exclusive jurisdiction of the competent court in Denmark.

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These rules have been adopted by the Disclosure Committee on 26 October 2023 with effect from 30 October 2023.

Terms and definitions re Material News and Insiders' Trading

1.Introduction
1.1Novo Nordisk’s B shares are listed on Nasdaq Copenhagen and its ADRs are listed on NYSE, while its Bonds are listed on Euronext Dublin.

1.2The purpose of this document is to have a uniform set of schedules across the internal rules relating to Material News and Insiders’ trading.

1.3Terms and Definitions are set out in Schedule I.

1.4Examples of Material News are set out in Schedule II.

Exhibit 11.1 2025 - Novo Nordisk

1.5A non-exhaustive list of specific disclosure obligations is set out in Schedule III.

1.6Trading details to be provided by PDMRs are set out in Schedule IV.

2.Governing Law
2.1This document shall be governed by and be construed in accordance with the laws of Denmark. Any dispute arising in connection with this document shall be submitted to the exclusive jurisdiction of the competent court in Denmark.

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This document has been adopted by the Disclosure Committee on 26 October 2023 with effect from 30 October 2023.

Exhibit 11.1 2025 - Novo Nordisk

Schedule I - Terms and definitions

Term	Definition
ADRs (American Depository Receipts)	Securities representing Novo Nordisk Shares listed on the New York Stock Exchange.
Ad Hoc Insiders	Employees who have access to Material News on an occasional basis and are listed on Ad Hoc Insider Lists.
Ad Hoc Insider Lists	Separate lists on for example a specific development project or M&A project comprising Ad Hoc Insiders who have access to Material News on the specific project.
Articles of Association	Articles of Association of Novo Nordisk as in force from time to time.
Associated Person(s)
Means the following persons associated with a member of the Board of Directors or Executive Management:

a.Spouse or cohabitant;

b.Children under the age of 18 years, where the relevant person is the parent holding custody;

c.Other relatives (including but not limited to brothers, sisters, parents, grandparents, children, grandchildren, cousins etc.) who have shared the same household with the relevant person for a period of at least one year on the date of the given transaction; and

d.Legal persons, trust, or partnership, the managerial responsibilities of which are discharged by a person discharging managerial responsibilities or by a person referred to in items (a), (b) or (c) above, which

i.Directly or indirectly hold the control or

ii.Hold the daily managerial responsibilities or

iii.Are set up for his/her benefit or the economic interests of the legal person are substantially equivalent to the Board member or member of the Executive Management or natural associated person.

Board of Directors	The Board of Directors of Novo Nordisk
Bonds	Listed as well as non-listed debt instruments of the Novo Nordisk Group, including bonds and derivatives or other financial instruments linked there to.
CEO	The Chief Executive Officer of Novo Nordisk.
CFO	The Chief Financial Officer of Novo Nordisk.
Company	Novo Nordisk A/S, company registration no. (CVR) 24256790, Novo Alle 1, 2880 Bagsværd, Denmark.
Core Team regarding Form 20-F	The core team responsible for the due and timely submission of the Form 20-F.
Corporate Communications	The corporate communication department of Novo Nordisk.
Corporate Legal	The corporate legal department of Novo Nordisk.
Danish Companies Act	The Danish Companies Act in force from time to time.
DFSA	The Danish Financial Supervisory Authority.
Disclosure Committee	A committee established by Executive Management and chaired by the CFO. The Disclosure Committee has amongst other things responsibility for considering the materiality of information and determining disclosure obligations.
Editorial Board	The editorial board in respect of the annual report of Novo Nordisk.
Executive Management	The executive management of Novo Nordisk.
Employee(s)	Any Employee of the Novo Nordisk Group.
Euronext Dublin	Euronext Dublin, Ireland
Form 20-F	A form issued by the US Securities and Exchange Commission for the submission of annual reports by foreign companies with equity listed in the United States.
General Insiders	Permanent Insiders and other employees with regular access to Material News who by the Disclosure Committee have been categorised as General Insiders.
Insiders	General Insiders and Ad Hoc Insiders.
Insider Register	IT platform comprising a list of General Insiders and Ad Hoc Insiders.
Investor Relations	The investor relations department of Novo Nordisk.
Management	The Board of Directors and Executive Management.
MAR	Market Abuse Regulation as amended from time to time.

Exhibit 11.1 2025 - Novo Nordisk

Term	Definition
Market Manipulation
Market Manipulation is defined in MAR Article 12 and may include, but is not limited to:

a.entering into a transaction, placing an order to trade in the Shares and the Bonds, respectively, of Novo Nordisk or any other behaviour which

i.gives or is likely to give, false or misleading signals as to the supply of, demand for, or price of Shares and the Bonds, respectively, of Novo Nordisk or

ii.secures, or is likely to secure, the price of one or several Shares and the Bonds, respectively, at an abnormal or artificial level unless carried out for legitimate reasons and conform with accepted market practice in accordance with MAR Article 13;

b.entering into a transaction, placing an order to trade in the Shares and the Bonds, respectively, of Novo Nordisk or any other activity or behaviour which affects or is likely to affect the price of Shares and the Bonds, respectively, of Novo Nordisk which employs a fictitious device or any other form of deception or contrivance;

c.disseminating information through the media, including the internet, or by any other means, which gives, or is likely to give, false or misleading signals as to the supply of, the demand for, or price of, Shares and the Bonds, respectively, of Novo Nordisk, or is likely to secure, the price of the Shares and the Bonds, respectively, of Novo Nordisk, at an abnormal or artificial level, including the dissemination of rumours, where the person who made the dissemination knew, or ought to have known, that the information was false or misleading; or

d.transmitting false or misleading information or providing false or misleading inputs in relation to a benchmark where the person who made the transmission or provided the input knew or ought to have known that it was false or misleading, or any other behaviours which manipulates the calculation of a benchmark.

The following behaviour shall, inter alia, be considered as market manipulation:

a.conduct by a person, or persons acting in collaboration, to secure a dominant position over the supply of or demand for Shares and the Bonds, respectively, of Novo Nordisk which has or I likely to have the effect of fixing, directly or indirectly, purchase or sale prices of the Shares and the Bonds, respectively, at an abnormal or artificial level or creating other unfair trading conditions for the transaction;

b.the buying or selling of Shares and the Bonds, respectively, of Novo Nordisk at the opening or close of the market which has or is likely to have the effect of misleading investors acting on the basis of the prices displayed, including the opening or closing price;

c.the placing of orders to a trading venue, including any cancellation or modification thereof, by any available means of trading, including by electronic means, such as algorithmic or high-frequency trading strategies, and which has one of the effects referred to above under a) or b) by; (i) disrupting or delaying the functioning of the trading system of the trading venue or being likely to do so, (ii) making it more difficult for other persons to identify genuine orders on the trading system of the trading venue or being likely to do so, including by entering orders which in the overloading or destabilisation of the order book, or (iii) creating or being likely to create a false or misleading signal about the supply of, or demand for or price of Shares and the Bonds, respectively, in particular by entering orders to initiate or exacerbate a trend; or

d.the taking advantage of occasional or regular access to the traditional or electronic media by voicing an opinion about the Shares and the Bonds, respectively, of Novo Nordisk while having previously taken positions on that Shares and the Bonds, respectively, and profiting subsequently from the impact of the opinions voiced on the price of the Shares and the Bonds, respectively, without having simultaneously disclosed the conflict of interest to the public in a proper and effective way.

Exhibit 11.1 2025 - Novo Nordisk

Term	Definition
Material News	News that constitute or may constitute inside information as defined in MAR.

MAR Article 7(1) defines inside information as:

information of a precise nature which has not been made public, relating, directly or indirectly, to one or more issuers or to one or more financial instruments, and which, if it were made public, would be likely to have a significant effect on the prices of those financial instruments or on the price of related derivative financial instruments.

Information of a “precise nature” shall mean information which indicates a set of circumstances which exists or may reasonably be expected to come into existence or an event which has occurred or may reasonably be expected to occur where it is specific enough to enable a conclusion to be drawn as to the possible effect of that set of circumstances or event on the prices of the financial instruments or related derivative financial instruments.

In the case of a protracted process that is intended to bring about, or that results in, particular circumstances or a particular event, those future circumstances or that future event, and also the intermediate steps of that process which are connected with bringing about or resulting in those future circumstances or that future event, may be deemed to be precise information.

An intermediate step in a protracted process shall be deemed to be Inside Information if, by itself, it satisfies the criteria of Inside Information.

Information which, if it were made public, would be likely to have a significant effect on the prices of financial instruments, derivative financial instruments etc. shall mean information which a reasonable investor would be likely to use as part of the basis of investment decisions.

Examples of information which may constitute Material News are set out in Schedule II.
Nasdaq Copenhagen	Nasdaq Copenhagen A/S, Denmark.
Non-Insiders	Employees not comprised by the Internal Rules on Insiders’ Trading in Shares, i.e. Employees who are not General Insiders or Ad Hoc Insiders.
Novo Nordisk	Novo Nordisk A/S, company registration no. (CVR) 24 25 67 90, Novo Alle 1, 2880 Bagsværd, Denmark.
Novo Nordisk Group	Novo Nordisk and its subsidiaries from time to time.
NYSE	New York Stock Exchange, The United States.
Permanent Insiders	Employees with access to all Material News at all times (as determined by the Disclosure Committee and listed by Corporate Legal).
Project Vice President	A person responsible for important global project(s) with high business impact for Novo Nordisk.
Rules for Issuers	Rules for issuers of shares on Nasdaq Copenhagen.
Safe Harbour Rules	The rules issued pursuant to MAR’s Article 5.
Shares	Listed as well as non-listed Novo Nordisk equity related securities including shares, ADRs, share related securities such as futures, options, warrants and convertible bonds and other debt instruments with similar economic effect, derivatives or other financial instruments linked there to. Listing includes listing on any stock exchange in the world.
Stock Exchanges	Nasdaq Copenhagen, the New York Stock Exchange and Euronext Dublin.
Trading Window	Period of 15 calendar days calculated from the day of the announcement of the annual results or publication of an interim report in which trading with Shares by Insiders may take place.

Exhibit 11.1 2025 - Novo Nordisk